Pricing Supplement (To Prospectus dated December 31, 2019, Series A Prospectus Supplement dated December 31, 2019 and Product Supplement STOCK-1 dated January 8, 2020) October 18, 2021	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-234425

BofA Finance LLC

$100,000,000 Cash-Settled Equity Linked Notes Linked to the Common Stock of Chevron Corporation due October 27, 2028

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709UTW8.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), the payment of which is fully and unconditionally guaranteed by the Guarantor. Any payment due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	All payments on the notes occur at maturity.
•	The notes do not bear interest.
•	The notes priced on October 18, 2021 (the “pricing date”).
•	The notes will mature on October 27, 2028 (the “maturity date”).
•	Payments on the notes will depend on the performance of the common stock of Chevron Corporation (the “Underlying Stock”).
•	All payments on the notes will be made in cash. You will not have the option to convert the notes into shares of the Underlying Stock, or to otherwise receive shares of the Underlying Stock in settlement of the notes.
•	At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will be equal to the greater of:
a)	$1,000; and
b)	the Alternative Settlement Amount (as defined below).
•	The “Alternative Settlement Amount” will be an amount in cash equal to the product of (a) $1,000 and (b) the quotient of (i) the Final Stock Price (as defined below), divided by (ii) the Threshold Price (as defined below).
•	The “Threshold Price” is equal to 112.10% of the Initial Reference Price of the Underlying Stock. You will not receive any positive return at maturity unless the Underlying Stock appreciates by more than 12.10% from the Initial Reference Price to the Final Stock Price.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The initial estimated value of the notes is less than the public offering price. The initial estimated value of the notes as of the pricing date is $971 per $1,000 in principal amount of the notes. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-6 of this pricing supplement and “Structuring the Notes” on page PS-15 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

•	The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	100.00%	$100,000,000.00
Underwriting Discount(1)	0.00%	$0.00
Proceeds (before expenses) to BofA Finance	100.00%	$100,000,000.00

(1)	BofA Securities, Inc. (“BofAS”) will not receive any selling commission for the notes. See “Supplemental Plan of Distribution; Role of BofAS and Conflicts of Interest” below.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-6 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on October 25, 2021 against payment in immediately available funds.

Prospectus Supplement and Prospectus dated December 31, 2019

Product Supplement dated January 8, 2020

BofA Securities

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-6
DESCRIPTION OF THE NOTES	pS-9
THE UNDERLYING STOCK	pS-11
SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BofAS AND CONFLICTS OF INTEREST	pS-13
STRUCTURING THE NOTES	pS-15
VALIDITY OF THE NOTES	pS-15
U.S. FEDERAL INCOME TAX SUMMARY	pS-16

SUMMARY

The Cash-Settled Equity Linked Notes Linked to the Common Stock of Chevron Corporation due October 27, 2028 (the “notes”) are our senior debt securities. Any payment on the notes is fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations, and the related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, in each case, except obligations that are subject to any priorities or preferences by law. Any payment due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes will mature on October 27, 2028.

Any payment on the notes depends on the credit risk of BofA Finance, as issuer, and BAC, as guarantor, and on the performance of the Underlying Stock. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements BAC’s affiliates enter into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the pricing date.

The initial estimated value of the notes is set forth on the cover page of this pricing supplement. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-6 and “Structuring the Notes” on page PS-15.

General:
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 7 years
Pricing Date:	October 18, 2021
Issue Date:	October 25, 2021
Valuation Dates:	October 16, 2028, October 17, 2028, October 18, 2028, October 19, 2028 and October 20, 2028, subject to postponement as described under “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” in the accompanying product supplement, with references to "calculation day" therein being deemed to be references to "Valuation Date".
Maturity Date:	October 27, 2028
Underlying Stock:	The common stock of Chevron Corporation (NYSE: CVX). See the section entitled “The Underlying Stock.” We refer to Chevron Corporation as the “Underlying Company.”
Determining the Value of the Underlying Stock:
Threshold Price:	$122.959, which is 112.10% of the Initial Reference Price, rounded to three decimal places.
Initial Reference Price:	$109.687. The Initial Reference Price differs from the official closing price of the Underlying Stock on the pricing date.
Final Stock Price:	The average of the Closing Market Prices of the Underlying Stock times the Price Multiplier on each Valuation Date.
Price Multiplier:	The Price Multiplier was set to 1.0 on the pricing date, and will be subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock, including an adjustment to take into account any Ordinary Dividend that is higher or lower than the Base Dividend. See “Description of the Notes — Additional Anti-Dilution Adjustments” on page PS-10 of this pricing supplement and “Description of the Notes — Anti-Dilution Adjustments” beginning on page PS-23 in the accompanying product supplement.

Ordinary Dividend:	The regular quarterly cash dividend per one share of the Underlying Stock paid by the Underlying Company.
Base Dividend:	From the issue date to the maturity date, $1.34 per calendar quarter per share of the Underlying Stock. The Base Dividend is used to calculate any adjustments to the Price Multiplier for cash dividends.
Payment of the Notes at Maturity:
Redemption Amount:	Your payment at maturity, for each $1,000 in principal amount of the notes, will be the greater of: • $1,000; and • the Alternative Settlement Amount (as defined above)

Alternative Settlement Amount:	An amount calculated as follows: $1,000 × (Final Stock Price / Threshold Price).
Additional Information:
Calculation Agent:	BofAS, an affiliate of BofA Finance.
Selling Agent:	BofAS

You should read carefully this entire pricing supplement, and the accompanying product supplement, prospectus supplement, and prospectus, to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Certain terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

The above-referenced prospectus, prospectus supplement and product supplement may be accessed at the links set forth on the cover page of this pricing supplement.

Hypothetical Payments on the Notes

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the notes. The table illustrates the calculation of the Redemption Amount based on a hypothetical Initial Reference Price of $50, a hypothetical Threshold Price of $56.05 (equal to 112.10% of the hypothetical Initial Reference Price) and a range of hypothetical Final Stock Prices as set forth below. The actual amount you receive and the total resulting return will depend on the actual Initial Reference Price, Threshold Price and Final Stock Price of the Underlying Stock. The numbers appearing in the table set forth below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below. The Final Stock Price of the Underlying Stock will not include any income generated by dividends paid on the Underlying Stock, which you would otherwise be entitled to receive if you invested in the Underlying Stock directly. In addition, all payments on the notes are subject to issuer and Guarantor credit risk.

Final Stock Price	Percentage Change from Initial Reference Price to Final Stock Price	Alternative Settlement Amounts	Final Payment at Maturity
$95.00	90.00%	$1,694.92	$1,694.92
$90.00	80.00%	$1,605.71	$1,605.71
$85.00	70.00%	$1,516.50	$1,516.50
$80.00	60.00%	$1,427.30	$1,427.30
$75.00	50.00%	$1,338.09	$1,338.09
$70.00	40.00%	$1,248.88	$1,248.88
$65.00	30.00%	$1,159.68	$1,159.68
$60.00	20.00%	$1,070.47	$1,070.47(1)
$56.05	12.10%	$1,000.00	$1,000.00
$52.50	5.00%	$936.66	$1,000.00(2)
$50.00	0.00%	$892.06	$1,000.00
$45.00	-10.00%	$802.85	$1,000.00
$40.00	-20.00%	$713.65	$1,000.00
$35.00	-30.00%	$624.44	$1,000.00
$30.00	-40.00%	$535.24	$1,000.00
$25.00	-50.00%	$446.03	$1,000.00
$20.00	-60.00%	$356.82	$1,000.00
$15.00	-70.00%	$267.62	$1,000.00
$10.00	-80.00%	$178.41	$1,000.00
$5.00	-90.00%	$89.21	$1,000.00
$0.00	-100.00%	$0.00	$1,000.00

(1) As set forth above, the payment at maturity will exceed the principal amount only if the Final Stock Price exceeds the Threshold Price.

(2) As set forth above, the payment at maturity cannot be less than the principal amount.

risk factors

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement and page 7 of the accompanying prospectus.

Structure-related Risks

The notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the notes, regardless of the extent to which the Final Stock Price exceeds its Threshold Price or the Initial Reference Price. Payments on the notes will be limited only to the payment at maturity.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

The return on your notes may be zero. Unless the price of the Underlying Stock appreciates beyond the Threshold Price, you will not receive any positive return at maturity, even if the price of the Underlying Stock appreciates from the Initial Reference Price. Therefore, the Redemption Amount may be limited to the principal amount of your notes (a zero return).

You will not participate in the full appreciation of the Underlying Stock. If the Final Stock Price is greater than the Threshold Price, the payment on the notes at maturity will reflect only appreciation of the Underlying Stock in excess of the Threshold Price. For example, given that the Threshold Price is 112.10% of the Initial Reference Price, if the applicable Final Stock Price was equal to 120% of the Initial Reference Price, the payment on the notes would be only $1,070.47 per $1,000 in principal amount of the notes, for a return of 7.047%, even though the Underlying Stock appreciated 20% from the Initial Reference Price.

In contrast, a direct investment in the Underlying Stock would allow you to receive the benefit of any appreciation in its value.

All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. All payments on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of any payment on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of how the Underlying Stock performs.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the price of the Underlying Stock, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, have no independent assets, operations or revenues.  We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the notes in the ordinary course.  Therefore, our ability to make payments on the notes may be limited.

Valuation- and Market-related Risks

The public offering price you are paying for the notes exceeds their initial estimated value. The initial estimated value of the notes that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlying Stock, changes in the Guarantor’s internal funding rate, and the inclusion in the public offering price of the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying Stock, our and BAC’s creditworthiness and changes in market conditions.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

Conflict-related Risks

Trading and hedging activities by us, the Guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the notes and their market value. We, the Guarantor or one or more of our other affiliates, including BofAS, may buy or sell shares of the Underlying Stock, or futures or options contracts or exchange traded instruments on the Underlying Stock, or other instruments whose value is derived from the Underlying Stock. We, the Guarantor or one or more of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These transactions may adversely affect the price of the Underlying Stock in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on our or their behalf (including those for the purpose of hedging some or all of our anticipated exposure in connection with the notes), may have affected the price of the Underlying Stock. Consequently, the price of the Underlying Stock may change subsequent to the pricing date, which may adversely affect the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, may have engaged in hedging activities that could have affected the price of the Underlying Stock on the pricing date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the price of the Underlying Stock, the market value of your notes prior to maturity or the amounts payable on the notes.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent.

Market Measure-related Risks

You will have no rights in the Underlying Stock. As a holder of the notes, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights or rights to receive cash dividends or other distributions. In addition, the Underlying Company will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlying Stock and the notes.

There are risks associated with a single Underlying Stock. The price of the Underlying Stock can fall sharply due to factors specific to the Underlying Stock and the Underlying Company, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

The anti-dilution adjustments for the Underlying will be limited. The calculation agent may adjust the Price Multiplier for the Underlying Stock and other terms of the notes to reflect certain corporate actions, as described in this document and in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the Underlying Stock, and will have broad discretion to determine whether and to what extent an adjustment is required.

Tax-related Risks

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You may be required to include income on the notes over their term, even though you will not receive any payments until maturity. The notes will be considered to be issued with original issue discount. You will be required to include income on the notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is described more fully in the accompanying prospectus supplement and prospectus. The following description of the notes supplements and, to the extent is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in each of the accompanying product supplement and prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement. If any information in this pricing supplement is inconsistent with the information in the product supplement, prospectus supplement and prospectus, you should rely on the information in this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally in right of payment with all of our other unsecured and unsubordinated obligations from time to time outstanding and the guarantee of the notes will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor, in each case except obligations that are subject to any priorities or preferences by law. Any payments due on the notes, including any repayment of principal, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in minimum denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

The notes will not bear interest. The notes will mature on October 27, 2028. Prior to maturity, the notes are not repayable at our option or your option.

If the maturity date is not a business day the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Payment at Maturity

At maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount per note will be the greater of:

•	$1,000; and
•	The Alternative Settlement Amount.

The “Alternative Settlement Amount” will be calculated as follows:

$1,000	x	Final Stock Price
Threshold Price

The “Threshold Price” of the Underlying Stock (which is 112.10% of its Initial Reference Price) is set forth on page PS-3 above.

Determining the Initial Reference Price and the Final Stock Price of the Underlying Stock

The “Initial Reference Price” (which was the price of one share of the Underlying Stock as determined on the pricing date in the sole discretion of the calculation agent) is set forth on page PS-3 above.

The “Final Stock Price” will be the average of the Closing Market Prices of the Underlying Stock times the Price Multiplier on each Valuation Date.

The “Valuation Dates” are set forth on page PS-3 of this pricing supplement.

“Price Multiplier” is defined on page PS-3 of this pricing supplement.

Additional Anti-Dilution Adjustments

The following provisions will apply to the notes in addition to those set forth under “Description of the Notes—Anti-Dilution Adjustments” in the accompanying product supplement:

Cash Dividends or Distributions

If the Underlying Company pays a dividend or makes a distribution consisting exclusively of cash to all or substantially all holders of shares of the Underlying Stock (other than any dividend or distribution in connection with liquidation, dissolution or winding up of the Underlying Company), then, once the dividend or distribution has become effective and the shares of the Underlying Stock are trading ex-dividend, the Price Multiplier will be adjusted so that the new Price Multiplier will equal the product of:

•	the prior Price Multiplier, and
•	a fraction, the numerator of which is the Closing Market Price per share of the Underlying Stock on the trading day immediately preceding the ex-dividend date for the distribution (the “Ex-Dividend Closing Market Price”) and the denominator of which is the amount by which the Ex-Dividend Closing Market Price exceeds the difference of (i) the Ordinary Dividend minus (ii) the Base Dividend.

The Base Dividend is subject to adjustment in a manner inversely proportional to adjustments to the Price Multiplier; provided that no adjustment will be made to the Base Dividend for any adjustment to the Price Multiplier under this subsection.

The “Ordinary Dividend” means the regular quarterly cash dividend per one share of the Underlying Stock paid by the Underlying Company.

The “Base Dividend” means, from the original issue date to the maturity date, $1.34 per calendar quarter per share of the Underlying Stock.

Events of Default and Rights of Acceleration

If an Event of Default, as defined in the senior indenture relating to the notes and in the section entitled “Description of Debt Securities—Events of Default and Rights of Acceleration” beginning on page 22 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described above under “—Payment at Maturity,” calculated as though the last Valuation Date were the third trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

THE UNDERLYING STOCK

We have derived the following information from publicly available documents. None of us, the Guarantor, BofAS or any of our other affiliates has independently verified the accuracy or completeness of the following information.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located through the SEC’s web site at sec.gov by reference to the CIK number set forth below.

This document relates only to the offering of the notes and does not relate to any offering of the Underlying Stock or any other securities of the Underlying Company. None of us, the Guarantor, BofAS or any of our other affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. None of us, the Guarantor, BofAS or any of our other affiliates has independently verified the accuracy or completeness of the publicly available documents or any other publicly available information regarding the Underlying Company and hence makes no representation regarding the same. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that could affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure or failure to disclose material future events concerning the Underlying Company could affect the price of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

Chevron Corporation

Chevron Corporation is an energy company with operations in countries located around the world. The company produces and transports crude oil and natural gas. The company also refines, markets, and distributes fuels, and is involved in chemical operations, mining operations, power generation, and energy services. The Underlying Stock trades on the NYSE under the symbol “CVX.” The company’s CIK number is 93410.

The following graph sets forth the daily historical performance of CVX in the period from January 1, 2008 through October 18, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. The Closing Market Prices reflected in the graph below may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

This historical data on CVX is not necessarily indicative of the future performance of CVX or what the value of the notes may be. Any historical upward or downward trend in the Closing Market Price of CVX during any period set forth above is not an indication that the Closing Market Price of CVX is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the Closing Market Prices and trading pattern of CVX.

SupplementAL Plan of Distribution; Role of BofAS

and Conflicts of Interest

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any. BofAS will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stock and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as issuer, or BAC, as guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stock. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-6 above and "Supplemental Use of Proceeds" on page PS-18 of the accompanying product supplement.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made the appropriate entries or notations on the applicable schedule to the master global note that represents the notes (the “master note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance and the provisions of the indenture governing the notes and the related guarantee, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, and prospectus supplement, such notes will be the legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligation of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the master note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated December 30, 2019, which has been filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-234425) of BofA Finance and BAC, filed with the SEC on December 30, 2019.

Sidley Austin LLP, New York, New York, is acting as counsel to BofAS and as special tax counsel to BofA Finance and BAC.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S. Federal Income Tax Considerations—General—Consequences to U.S. Holders—Debt Securities Subject to Contingencies” in the accompanying prospectus, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule (including a projected Redemption Amount) and a comparable yield equal to 1.9500% per annum (compounded semi-annually). This tax accrual table is based upon a projected payment schedule per $1,000.00 principal amount of the notes, which would consist of a single payment of $1,145.6201 at maturity. The following table is for tax purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
October 25, 2021, through December 31, 2021	$3.5208	$3.5208
January 1, 2022 through December 31, 2022	$19.6633	$23.1841
January 1, 2023 through December 31, 2023	$20.0494	$43.2335
January 1, 2024 through December 31, 2024	$20.4422	$63.6757
January 1, 2025 through December 31, 2025	$20.8428	$84.5185
January 1, 2026 through December 30, 2026	$21.2512	$105.7697
January 1, 2027 through December 31, 2027	$21.6676	$127.4373
January 1, 2028 through October 27, 2028	$18.1828	$145.6201

Projected Redemption Amount = $1,145.6201 per note.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the previous interest inclusions in respect of the notes, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Stock or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.